LATHROP & GAGE L.C.
2345 GRAND BOULEVARD, SUITE 2800
KANSAS CITY, MISSOURI 64108

April 20, 2006

Via Facsimile (202) 772-9203
and Edgar

Jeffrey B. Werbitt
Attorney-Advisor
Securities and Exchange Commission
100 F Street N.E.
Washington D.C. 20549-0306

Re:      Boston Financial Qualified Housing Tax Credits L.P. II
    Schedule TO-T filed by Paco Development, L.L.C.
    Filed on March 3, 2006, as amended
    File No. 005-80085

Dear Mr. Werbitt:

We received your letter dated April 12, 2006 (the “Comment Letter”), in which you commented on the Schedule TO-T (the “Schedule TO”) described above. The responses of Paco Development, L.L.C. ("Paco") to your comments are set forth below. For your convenience, the original comments from your Comment Letter are reproduced below in bold type. Capitalized terms used herein have the same meanings as in the Schedule TO.

General

1. We refer you to your response to comment 1 of our letter issued March 15, 2006 and comment 1 of our letter issued April 4, 2006. We note that certain of the 13D Joint Filers did not file an initial Schedule 13D. Please update the disclosure in the Schedule 13D to address each item requirement for all 13D Joint Filers. For example, the Item 6 disclosure in the initial Schedule 13D does not satisfy the disclosure requirements of the new 13D Joint Filers. Accordingly, please revise the Schedule 13D to describe any contracts, arrangements, understandings or relationships (legal or otherwise), written or oral, with respect to the units as required by Item 6 of Schedule 13D. Further, it appears from the relationship between the 13D Joint Filers and the particular facts and circumstances regarding their involvement and activities with the Boston Financial Qualified Housing Tax Credits partnerships that these parties may be acting collectively in a unified and coordinated manner to conduct this and other tender offers involving the Boston Financial partnerships. Please advise. Further, upon responding to this comment, please provide the staff with an organizational chart that illustrates the owners and control persons (e.g. managing members) of Paco Development, Park and Anise, as well as the control persons of their owners.

Response: The Schedule 13D has been revised in response to your comment regarding Item 6 disclosure for all 13D Joint Filers and will be filed soon.

Although some of the 13D Joint Filers have agreed to certain actions with respect to Boston Financial Qualified Housing Tax Credits L.P. IV (see next paragraph), the 13D Joint Filers set forth in the Schedule 13D filed with respect to Boston Financial Qualified Housing Tax Credits L.P. II, are not acting collectively in a unified or coordinated manner to conduct this tender offer.

As set forth in the Schedule 13D filed on February 10, 2006 (the "Boston Financial IV 13D"), as amended, with respect to Boston Financial Qualified Housing Tax Credits L.P. IV ("Boston Financial IV"), certain of the reporting persons are considering various alternatives, including taking action to affect management and control of the Boston Financial IV. Park G.P., Inc. filed a preliminary proxy statement in connection with a consent solicitation to remove the current general partners and elect Everest Housing Management, LLC, a California limited liability company as the successor general partner of Boston Financial IV. After Boston Financial IV's managing general partner, began seeking limited partner approval to liquidate the assets of Boston Financial IV and wind up its affairs, the reporting persons indicated that they intend to vote against the proposal.

We are supplementally providing an organizational chart that illustrates the owners and control persons (e.g. managing members) of Paco Development, Park and Anise, as well as the control persons of their owners.

2. Rule 13d-2 requires the 13D Joint Filers to promptly amendment their Schedule 13D to reflect any material change in the facts set forth in the schedule. In this regard, we note that certain of the 13D Joint Filers acquired, or entered into agreements to acquire additional units in December of 2005, but that an amendment to the Schedule 13D was not filed until January 12, 2006.

Response: We note your comment.

3. We note that Paco Development is offering to purchase Units of Boston Financial II at a cash purchase price of $65.00 per Unit, less the amount of Distributions. We also note that Boston Financial II announced that it would be distributing $97 per Unit. Please revise your Offer to reflect Boston Financial II’s distribution of $97.00 and explain how the Offer will be conducted as a result of the distribution. Your revisions should clearly disclose what Unit holders will receive in the offer, in view of Boston Financial II’s distribution.

Response: The Schedule TO has been revised in response to your comment.

Please do not hesitate to contact me at (816) 460-5806 with any questions or comments the Staff may have regarding the above responses or to advise us if the Staff has any further comments.

Very truly yours,

LATHROP & GAGE L.C.

By: /s/ Scott M. Herpich
Scott M. Herpich

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